As filed with the Securities and Exchange Commission on July 18, 1997
                                          Securities Act File No. 333-15973
                                   Investment Company Act File No. 811-5870

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
                    (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)

                               AMENDMENT NO. 1

                MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                               (Name of Issuer)

                MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                     (Name of Person(s) Filing Statement)

              Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)

                                 59019R 10 5
                    (CUSIP Number of Class of Securities)

                                Arthur Zeikel
                Merrill Lynch Senior Floating Rate Fund, Inc.
                            800 Scudders Mill Road
                        Plainsboro, New Jersey  08536
                                (609) 282-2800
         (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:


Thomas R. Smith, Jr., Esq.            Patrick D. Sweeney, Esq.
Brown & Wood LLP                      Merrill Lynch Asset  Management, L.P.
One World Trade Center                P.O. Box 9011
New York, New York  10048-0557        Princeton,  New Jersey  08543-9011


                                June 17, 1997
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)


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     This Amendment No.  1 to the Issuer  Tender Offer Statement on  Schedule
13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 12,500,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on June 17, 1997 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

   The Offer terminated at 12:00 midnight, New York time, on July 15, 1997 (the "Expiration Date"). Pursuant to the Offer, 11,074,666.526 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.01 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $110,857,411.93.

                                  SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.



July 18, 1997       By   /s/ Terry K. Glenn
                       ------------------------------------------
                            (Terry K. Glenn,
                                    Executive Vice President)